Exhibit 99.6

ELECTRAMECCANICA VEHICLES CORP.

(the “Corporation”)

FINANCE COMMITTEE CHARTER

Finance Committee Composition and Meetings

The Finance Committee (the “Committee”) is a committee of the Board of Directors of the Corporation (the “Board”) that shall consist of at least three members of the Board, all of whom in the judgment of the Board shall be independent in accordance with the listing standards of the Nasdaq Stock Market LLC and the Corporation’s corporate governance policies.

The members of the Committee and the Chairman of the Committee shall be appointed by the Board.  The Board may remove or replace any Committee member at any time with or without cause. The Corporation’s Nominating and Corporate Governance Committee may make recommendations to the Board on all such matters regarding membership, removal and replacement for this Committee.

The Committee shall meet at least two times annually, or more frequently as circumstances dictate.  The Chairman of the Committee shall be responsible for the leadership of the Committee, including preparing agendas (in consultation with other members), presiding over meetings and reporting for the Committee to the Board. Meetings may be called by the Chairman of the Committee, the Chairman of the Board, the Corporation’s Chief Executive Officer or a majority of the Committee.  The Committee shall operate pursuant to the Articles of the Corporation, including Articles governing notice of meetings and waivers of notice, the number of Committee members required to take actions at meetings and by unanimous written consent, and other related matters.  The Committee shall maintain minutes of its meetings.

Purpose

The primary purpose of the Committee is to ensure that the Corporation has a capital structure, including financing strategy and financial policies, that is efficiently optimized to maximize returns to shareholders at an acceptable risk threshold.  The capitalization of the Corporation should not unduly burden the enterprise with excessive financial leverage that could impair long-term viability and operating flexibility.  Further, the Committee should ensure that the Board and management engage in rigorous discipline around the deployment of cash, with the central goal of maximizing absolute shareholder value creation and long-term risk-adjusted return on invested capital.

The Committee is not responsible for financial reporting, which is the responsibility of the Audit Committee of the Board.

Duties and Responsibilities

The Committee is responsible for:

(a)	reviewing annually and, as appropriate, recommending to the Board for adoption, the financial policies and performance objectives developed by management pertaining to the Corporation’s:
(i)	cash flow, capital spending and financing requirements;
(ii)	cash and debt balances, other key credit metrics and credit ratings;
(iii)	dividend policy;
(iv)	investment criteria, including capital investment hurdle rates; and
(v)	financial risk management strategies, including hedging and the use of derivatives;
(b)

reviewing significant changes to the Corporation’s capital structure, financial arrangements, capital spending and acquisition and disposition plans, and making recommendations as needed to the Board regarding the financial structure, financial condition and financial strategy of the Corporation, including:

(i)	timing and maturities of debt, terms and interest rates of individual issues;
(ii)

sales of equity securities (including, for greater certainty, preferred shares whether convertible into common shares or not, and debt securities convertible into common shares), repurchases or splits, and any changes in dividends;

(iii)	proposed mergers, acquisitions, divestitures, joint ventures and strategic investments and, as appropriate, recommending their adoption to the Board;
(iv)	any material diversification of the Corporation’s business; and
(v)	authorization for any material prepayment, redemption or repurchase of debt for the purpose of satisfying sinking fund obligations;
(c)

reviewing the Corporation’s proposed annual consolidated budget, recommending such budget to the full Board for approval and periodically reviewing the Corporation’s performance against such budget as reasonably required or requested by the Board;

(d)	reviewing the Corporation’s material banking relationships and lines of credit;
(e)	reviewing the Corporation’s overall real estate strategy, if any, including significant leasing arrangements and potential impairment issues;
(f)	reviewing for adequacy the insurance coverage on the Corporation’s assets;
(g)	reviewing tax strategies and potential tax law changes expected to have a material impact on the Corporation’s financial results;
(h)	reviewing, to the extent material, the financial impact to the Corporation of existing and proposed compensation and employee benefit programs;
(i)	periodically assessing the effectiveness of the Corporation’s investor relations program and its interaction with the research analyst community; and
(j)

risk oversight, including responsibility for discussing with management and reporting to the Board the risk management issues relating to the matters overseen by the Committee. The Committee will discuss and report to the Board the Corporation’s major financial risk exposures and management’s monitoring, mitigation activities and policies in connection with financial risk, including:

(i)	capital structure;
(ii)	investment portfolio, including employee benefit plan investments;
(iii)	financing arrangements, credit and liquidity;
(iv)	proposed major transactions, such as mergers, acquisitions, reorganizations and divestitures;
(v)	share repurchase programs;
(vi)	hedging or use of derivatives;
(vii)	commodity risk management;
(viii)	cash investment;
(ix)	liquidity management;
(x)	short-term borrowing programs;
(xi)	interest rate risk;

(xii)	foreign exchange risk;
(xiii)	off balance sheet arrangements, if any;
(xiv)	proposed material financially-related amendments to the Corporation’s indentures, bank borrowings and other instruments; and
(xv)	reputational risk to the extent such risk arises from the topics under consideration.

Other Duties

The Committee will:

(a)

annually evaluate the performance of the Committee, including as compared to the requirements of this Charter, and reviewing this Charter at least annually and recommending any proposed changes to this Charter to the Board for approval;

(b)

form and delegate authority to subcommittees if determined by the Committee to be necessary or advisable, provided that any subcommittee shall consist of at least two members and shall report any actions taken by it to the whole Committee; and

(c)	undertake such additional activities within the scope of its primary functions as the Committee or the Chairman of the Board may from time to time determine.

To assist and advise the Committee in connection with its responsibilities, the Committee shall have access to the Corporation’s internal staff and may hire independent experts, lawyers and other consultants.  The Committee shall have the sole authority to approve any such firm’s fees and other retention terms.  The Committee shall keep the Chairman of the Board advised as to the general range of anticipated expenses.

Compliance Contacts

If you have any questions respecting this Charter please contact the Corporation’s Chief Administrative Officer.